Exhibit 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES DISCLOSES

RECEIPT OF NASDAQ DEFICIENCY LETTER

HONG KONG, May 22, 2017 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China, today disclosed that it had received a letter (“Deficiency Letter”) from The Listing Qualifications Department of The Nasdaq Stock Market, Inc. (“Nasdaq”) notifying the Company that, inasmuch as its annual report on Form 20-F for the year ended December 31, 2016 was not filed with the Securities and Exchange Commission (“SEC”) on or prior to the prescribed due date, the Company no longer complies with Listing Rule 5250(c)(1), which requires listed companies to timely file their periodic reports with the SEC. The Deficiency Letter also states that the Company has until July 17, 2017 to submit a plan to regain compliance with Nasdaq listing requirements; and, if the plan is accepted by Nasdaq, the Company will then have until November 14, 2017 to file the delinquent report and thereby regain compliance. Until such time as the Company regains compliance with Nasdaq listing qualifications, an indicator reflecting the Company’s non-compliance (typically in the form of an “E” added to the end of the Company’s trading symbol) will be broadcast over Nasdaq’s market data dissemination network and will also be made available to third party market data providers.

On May 16, 2017 the Company issued a press release in which it reported that (a) the delay in filing the annual report is due to a delay in completing an audit of its Bolivian subsidiary that was acquired by the Company in December 2016 and (b) the Company anticipates that the delinquent annual report will be filed with the SEC on or before June 30, 2017.

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiary, is currently engaged in trial production at its copper smelting plant in western Bolivia, and anticipates that commercial production will commence in the latter part of 2017. Revenues are expected from sales of copper cathodes in markets including Bolivia, Germany and China.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. Words such as “anticipates,” “expects,” “intends,” “may,” “should,” “plans,” “believes,” “predicts,” “potential” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in Bolivia and in the People's Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors."